

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Bryan K. Bedford
President and Chief Executive Officer
Republic Airways Holdings Inc.
8909 Purdue Road
Suite 300
Indianapolis, IN 46268

Re: Republic Airways Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Amendment No. 1 to Definitive Proxy Statement on Schedule 14A
Filed May 5, 2010
File No. 000-49697

Dear Mr. Bedford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 12

Committees of the Board of Directors, page 12

1. Please confirm that in future filings you will disclose whether, and if so how, you consider diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Brian K. Bedford
Republic Airways Holdings Inc.
September 24, 2010
Page 2

Executive Compensation, page 17

Role of the Compensation Committee and Management, page 18

2. We note your disclosure on pages 18 and 20 that your management reviews compensation levels of similarly situated peer companies when considering its recommendations regarding the annual incentive compensation of your named executive officers and that your compensation committee considers the compensation level of similarly situated executives at your peer companies when determining each named executive officer's base salary. It appears that you benchmark against similarly situated peer companies when considering your executive compensation levels for your executive officers. Please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which your compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor